UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

NEW FRONTIER MEDIA, INC.

(Name of Subject Company (Issuer))

FLYNT BROADCAST, INC.

(Offeror)

LFP BROADCASTING, LLC

(Parent of Offeror)

L.F.P., INC.

(Other Person)

LARRY FLYNT

(Other Person)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

644398109

(CUSIP Number of Class of Securities)

Michael H. Klein

President

LFP Broadcasting, LLC

8484 Wilshire Blvd.

Suite 900

Beverly Hills, California 90211

(323) 651-5400

 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Charles F. Hertlein, Jr.

Dinsmore & Shohl LLP

255 East Fifth Street

Suite 1900

Cincinnati, Ohio 45202

(513) 977-8200

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$32,857,307	$4,481.74

(1)

Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding the sum of (i) 16,264,213 outstanding shares of common stock, par value $0.0001 per share, of New Frontier Media, Inc. (“New Frontier”) multiplied by the offer price of $2.02 per share and (ii)  10,725 shares of New Frontier common stock issuable pursuant to outstanding in-the-money options multiplied by the difference of (x) the offer price of $2.02 per share minus (y) the weighted average exercise price for such options of $1.6846 per share.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,481.74	Filing Party: LFP Broadcasting, LLC
Form of Registration No.: Schedule TO	Date Filed: October 29, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any previous or subsequent amendments or supplements hereto, this “Schedule TO”) filed with the Securities and Exchange Commission on October 29, 2012, and is (i) filed by Flynt Broadcast, Inc., a Colorado corporation (“Merger Sub”) and a wholly-owned subsidiary of LFP Broadcasting, LLC, a Delaware limited liability company (“LFP Broadcasting”), an affiliate of L.F.P., Inc., a California corporation that is controlled by Larry Flynt, pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended, to purchase all of the issued and outstanding shares of common stock, par value $0.0001 (the “Shares”), of New Frontier Media, Inc., a Colorado corporation (“New Frontier”), at a price of $2.02 per Share, net to the seller in cash (less any required withholding taxes and without interest) (the “Offer Price”), plus one contingent payment right per Share which represents the contingent right to receive an additional cash payment based upon the amount of New Frontier’s available cash at the time this Offer expires (up to a maximum amount of $.06 per Share) (a “CPR”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 29, 2012 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Offer to Purchase. Except as otherwise noted below, no changes have been made to the responses to the Schedule TO.

ITEMS 1-9 and ITEM 11.

The Offer to Purchase, and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by deleting the subsection entitled “Shareholder Litigation in Section 15 – “Certain Legal Matters” of the Offer to Purchase in its entirety and replacing it with the following:  that reads in its entirety as follows:

“Shareholder Litigation.  On October 19, 2012, a class action complaint captioned Elwood M. White, on behalf of himself and all others similarly situated v. New Frontier Media Inc., et. al., Filing ID 47171741, was filed in the Denver County District Court in the State of Colorado (the "White Complaint"). The White Complaint purports to assert claims on behalf of the public shareholders of New Frontier and names as defendants the members of the Special Committee and the Board, as well as New Frontier, LFP Broadcasting and Merger Sub. The White Complaint alleges, among other things, that New Frontier's directors breached their fiduciary duties to New Frontier's shareholders in connection with the Offer and the Merger and further claims that New Frontier and LFP Broadcasting aided and abetted those alleged breaches of fiduciary duty. It seeks injunctive relief to prevent the parties from proceeding with, consummating, or closing the Contemplated Transactions, an accounting by the defendants for damages sustained as a result of the alleged wrongdoing, and plaintiff's costs and attorneys' and experts' fees. New Frontier and LFP Broadcasting believe the White Complaint lacks merit and intend to contest it vigorously.

On November 2, 2012, a class action complaint captioned Dennis Palkon, individually and on behalf all others similarly situated v. New Frontier Media Inc., et. al., was filed in the Boulder County District Court in the State of Colorado (the “Palkon Complaint”). The Palkon Complaint purports to assert claims on behalf of the public shareholders of New Frontier and names as defendants the members of the special committee and New Frontier’s board of directors, as well as New Frontier, LFP Broadcasting and Merger Sub. The Palkon Complaint alleges, among other things, that New Frontier’s directors breached their fiduciary duties to New Frontier’s shareholders in connection with the Offer and the subsequent merger contemplated by the Merger Agreement and further claims that New Frontier, LFP Broadcasting and Merger Sub aided and abetted those alleged breaches of fiduciary duty. It seeks injunctive relief to prevent the parties from proceeding with, consummating, or closing the Offer and the subsequent merger contemplated by the Merger Agreement and plaintiff’s costs and attorneys’ and experts’ fees. New Frontier and LFP Broadcasting believe the Palkon Complaint lacks merit and intend to contest it vigorously.

On November 6, 2012, a derivate action and class action complaint captioned Gopal Chakravarthy, on behalf of himself and all others similarly situated, and derivatively on behalf of New Frontier Media, Inc. v. New Frontier Media Inc., et. al., was filed in the Boulder County District Court in the State of Colorado (the “Chakravarthy Complaint”). The Chakravarthy Complaint purports to assert claims on behalf of the public shareholders of New Frontier and names as defendants the members of the special committee and New Frontier’s board of directors, as well as New Frontier, LFP Broadcasting and Merger Sub. The Chakravarthy Complaint alleges, among other things, inadequate disclosure in respect of New Frontier’s recommendation statement filed on Schedule 14D-9, that New Frontier’s directors breached their fiduciary duties to New Frontier’s shareholders in connection with the Offer and the subsequent merger contemplated by the Merger Agreement and further claims that New Frontier, LFP Broadcasting and Merger Sub aided and abetted those alleged breaches of fiduciary duty. It seeks alleged injunctive relief to prevent the parties from proceeding with, consummating, or closing the Offer and the subsequent merger contemplated by the Merger Agreement, an accounting by the defendants for damages sustained as a result of the alleged wrongdoing, and plaintiff’s costs and attorneys’ and experts’ fees. New Frontier and LFP Broadcasting believe the Chakravarty Complaint lacks merit and intend to contest it vigorously.

On November 8, 2012, a class action complaint captioned Craig Telke, individually and on behalf all others similarly situated v. New Frontier Media Inc., et. al., was filed in the United States District Court for the District of Colorado (the “Telke Complaint”). The Telke Complaint purports to assert claims on behalf of the public shareholders of New Frontier and names as defendants the members of the special committee and New Frontier’s board of directors, as well as New Frontier, LFP Broadcasting and Merger Sub. The Telke Complaint alleges, among other things, disclosure deficiencies in New Frontier’s recommendation statement filed on Schedule 14D-9, and that New Frontier’s directors breached their fiduciary duties to New Frontier’s shareholders in connection with the Offer and the subsequent merger contemplated by the Merger Agreement and further claims that New Frontier, LFP Broadcasting and Merger Sub aided and abetted those alleged breaches of fiduciary duty. It seeks, among other things, alleged injunctive relief to prevent the parties from proceeding with, consummating, or closing the Offer and the subsequent merger contemplated by the Merger Agreement, a declaration that the recommendation statement filed on Schedule 14D-9 is materially misleading and contains omissions of material facts, an accounting by the defendants for damages sustained as a result of the alleged wrongdoing, and plaintiff’s costs and attorneys’ and experts’ fees. New Frontier and LFP Broadcasting believe the Telke Complaint lacks merit and intend to contest it vigorously.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2012

LFP BROADCASTING, LLC

By:  /s/Michael H. Klein

Name:  Michael H. Klein

Title:  President

FLYNT BROADCAST, INC.

By:  /s/Michael H. Klein

Name:  Michael H. Klein

Title:  President

L.F.P., INC.

By:  /s/Michael H. Klein

Name:  Michael H. Klein

Title:  President

/s/Larry Flynt

Larry Flynt

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated October 29, 2012.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement, published October 29, 2012 in Investor’s Business Daily.*

(a)(5)(A)

Press Release, dated October 15, 2012, issued by New Frontier (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by LFP Broadcasting with the Securities and Exchange Commission on October 15, 2012).*

(a)(5)(B)	Joint Press Release of the Company and LFP Broadcasting, dated October 29, 2012, announcing the commencement of the Offer.*

(d)(1)

Agreement and Plan of Merger, dated as of October 15, 2012, by and among LFP Broadcasting, Merger Sub and New Frontier (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by New Frontier with the Securities and Exchange Commission on October 16, 2012).*

(d)(2)	Deposit Escrow Agreement dated as of October 15, 2012, by and among LFP Broadcasting, Merger Sub and New Frontier.*

(d)(3)

Guarantee, dated as of October 15, 2012, by and among New Frontier and L.F.P., Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by New Frontier with the Securities and Exchange Commission on October 16, 2012).*

(d)(4) *Previously filed	Confidentiality Agreement, dated May 9, 2012, by and between New Frontier and Flynt Management Group, LLC.*